FOR IMMEDIATE RELEASE

Enterra Energy Trust updates increase to exchangeable share ratios

Calgary, Alberta – September 20, 2006 – Enterra Energy Trust (NYSE: ENT, TSX: ENT.UN) updates the increase to the exchange ratio of the exchangeable shares of Enterra Energy Corp. from 1.32329 to 1.33920 and an increase to the exchange ratio of Rocky Mountain Acquisition Corp. exchangeable shares from 1.13123 to 1.14482.  These increases are effective on September 15, 2006.

The increase in the exchange ratio of Enterra Energy Corp. exchangeable shares is calculated as follows:

Record date of Enterra Energy Trust distribution	August 31, 2006
Opening exchange ratio	1.32329
Enterra Energy Trust distribution per unit	US$0.12
Ten-day weighted-average US$ trading price of ENT (prior to September 15, 2006)	US$9.99
Increase in exchange ratio*	0.01591
Effective date of the increase in exchange ratio	September 15, 2006
Exchange ratio as of effective date	1.33920

The increase in the exchange ratio of Rocky Mountain Acquisition Corp. exchangeable shares is calculated as follows:

Record date of Enterra Energy Trust distribution	August 31, 2006
Opening exchange ratio	1.13123
Enterra Energy Trust distribution per unit	US$0.12
Ten-day weighted-average US$ trading price of ENT (prior to September 15, 2006)	US$9.99
Increase in exchange ratio*	0.01359
Effective date of the increase in exchange ratio	September 15, 2006
Exchange ratio as of effective date	1.14482

*The increase in the exchange ratio is calculated by multiplying the Enterra Energy Trust distribution per unit by the opening exchange ratio and dividing by the ten-day weighted average US$ trading price of ENT.

Holders of Enterra Energy Corp. exchangeable shares or Rocky Mountain Acquisition Corp. exchangeable shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Olympia Trust Company at its principal transfer office at Suite 2300, 125 - 9th Avenue SE, Calgary, Alberta T2G 0P6.

About Enterra Energy Trust

Enterra Energy Trust is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in Alberta, British Columbia, Canada, and in Oklahoma and Wyoming, U.S.A. The Trust pays out a monthly distribution, which is currently US$0.12 per trust unit.

For further information, please contact:

E. Keith Conrad

President and CEO, Enterra Energy Trust
Telephone: (877) 263-0262
E-mail: ekconrad@enterraenergy.com

Victor Roskey

Senior Vice President and CFO, Enterra Energy Trust
Telephone: (403) 538-3580
E-mail: vroskey@enterraenergy.com

www.enterraenergy.com